Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 24 DECEMBER 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 173,635,521 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 11% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	6,944,306
CHASE NOMINEES LIMITED	5,085,800
STATE STREET NOMINEES LIMITED	3,823,538
STATE STREET BANK & TRUST COMPANY	4,013,800
JP MORGAN CHASE	8,000
HSBC	262,000
SUMITOMO T&B	349,186
MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK	5,900
NORTRUST NOMINEES	41,845
STATE STREET NOMINEES LIMITED	645,023

dlw 1/13

DEUTSCHE BANK	1,429,176
NORTHERN TRUST	9,853,962
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,716,500
NATIONAL AUSTRALIA BANK	29,100
PICG	14,600
J P MORGAN	8,773,100
STATE STREET NOMINEES LIMITED	2,616,300
CITIBANK	849,386
MSS NOMINEES LIMITED	2,371,447
NORTRUST NOMINEES LIMITED	3,909,800
CHASE MANHATTAN BANK AG FRANKFURT	263,448
MORGAN STANLEY	1,547,500
BROWN BROTHERS HARRIMAN	644,380
STATE STREET HONG KONG	18,700
TOTAL	173,635,521